KWESST Generates New Regional Opportunities at IDEX 2023

Successes at biggest defense Expo in the Middle East accelerates KWESST's MENA market development plan

February 27, 2023 - Ottawa - KWESST Micro Systems Inc. (Nasdaq: KWE, KWESW) (TSXV: KWE) (FSE: 62UA) ("the Company" or "KWESST"), a developer of next-generation tactical systems for military, security, and personal defense markets, today reported on the highlights of its attendance at IDEX 2023, which wrapped up on February 24 in Abu Dhabi, United Arab Emirates.

"This was the biggest IDEX ever," said David Luxton, Executive Chairman of KWESST.  "And a place where real business gets done.  As a result, we have some very specific opportunities in the Middle East and North Africa ("MENA") region."

Key business pursuits for the Company arising from IDEX include:

  A digitization project to provide first responders with shared, real-time situational awareness in critical incident response - similar to the kind the Company is currently doing for Ground Search And Rescue ("GSAR") under a contract for Public Safety Canada.
  A digitization project to feed video footage directly to shipborne and ground personnel from airborne platforms conducting maritime patrol operations in the Gulf.
  Potential application of KWESST's digital Integrated Fires Module ("IFM") on mobile 81 mm mortar systems for automated targeting of "shoot and scoot" operations
  Equipping police and security forces in the MENA region with the Company's new PARA OPS non-lethal system through distributors the Company met with.
  Potential co-ventures with UAE defence technology agencies and financial partners, arranged through the Company's investment bankers, Think Equity, New York.

"We thank and congratulate the Government of Ontario and the Canadian Embassy officials in Abu Dhabi who facilitated key meetings for KWESST," said Luxton.  "Without this kind of help, a company can waste a lot of time in foreign markets.  With their assistance we accelerated our MENA market development plan, met with the right people, and expect to be formalizing commercial representation and partnership agreements in the coming weeks, some of them on near-term projects and opportunities."  Partnerships with local defence companies and agencies have taken on greater importance in the region, especially in the UAE as it builds out a preeminent defence industry of its own.

"We were also pleased to meet with potential UAE defence partners at a reception hosted by His Excellency Radha Krishna Panday, Ambassador of Canada to the UAE," said Luxton.  In attendance was General Rick Hillier (Retired), Canada's former Chief of Defence Staff, who delivered inspiring remarks on the eve of the first anniversary of the war in Ukraine.  General Hillier is leading the expansion of KWESST's International Advisory Council of notable figures in the global defence community.

To learn more about KWESST, watch an interview with the Company's Executive Chairman: https://youtu.be/jLe6cjRhXD4

About KWESST

KWESST (NASDAQ: KWE and KWESW) (TSXV: KWE) (FSE: 62UA) develops and commercializes breakthrough next-generation tactical systems that meet the requirements of security forces and personal defense for overmatch capability against adversaries.  The company's current portfolio of unique proprietary offerings includes its unique non-lethal PARA OPSTM system with application across all segments of the non-lethal market, including law enforcement and personal defense. KWESST is also engaged in the digitization of tactical forces for shared situational awareness and targeting with its signature TASCS (Tactical and Situational Control System) for real-time awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons.  Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones.  These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with ATAK.  The Company is headquartered in Ottawa, Canada, with operations in Stafford, VA and representative offices in London, UK and Abu Dhabi, UAE.

For more information, please visit https://kwesst.com/

Contact: Steve Archambault, CFO, archambault@kwesst.com  or (613) 317-3941

Jason Frame, Investor Relations: frame@kwesst.com

Investor Contact:

Dave Gentry, CEO

RedChip Companies

1-800 RED-CHIP (733-2447) 407-491-4499 KWEMF@redchip.com

Forward-Looking Information and Statements

This press release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may include, but are not limited to: participation in tradeshows, conferences and events, participation in meetings with industry partners and the outcomes of such meetings, interest in our products and expected orders from overseas. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of KWESST's management and are based on assumptions and subject to risks and uncertainties. Although KWESST's management believes that the assumptions underlying such statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting KWESST, including risks relating to: general economic and stock market conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the ability of KWESST to implement its business strategies; risks and uncertainties detailed from time to time in KWESST's filings with the Canadian Securities Administrators and the SEC; and many other factors beyond the control of KWESST.  Although KWESST has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.